SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2003 (as amended, the “Schedule 14D-9”) by Next Level Communications, Inc., a Delaware corporation (“Next Level”), relating to the tender offer by Motorola, Inc. (“Motorola”) to purchase all of the issued and outstanding shares of Next Level common stock par value $.01 per share (the “Shares”) not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated January 27, 2003, as amended, with the Commission. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

The subsection of this Item entitled “Item 8: Additional Information—Delaware Stockholder Litigation” is hereby amended to add, at the end of such subsection, the following:

On February 4, 2003, alleged stockholders of Next Level filed an amended complaint in the Court of Chancery of the State of Delaware, in and for New Castle County, against Motorola, Next Level and various directors of Next Level, captioned: Barry Feldman v. J. Michael Norris, et al., Civil Action No. 20114. The amendment dismisses the members of the Independent Committee as defendants, and, in addition to the allegations to the original complaint, generally alleges that:

•	Motorola has engaged in disclosure violations in its Schedule TO;
•	the Motorola Offer is coercive in light of Motorola’s position on financing for Next Level;
•	the Motorola Offer price is inadequate for additional reasons specified in the complaint; and
•	Motorola, Next Level and the individual Next Level directors breached their fiduciary duties as a result of the Motorola Offer by refusing to allow the Board to adopt a stockholder rights plan.

ITEM 9.    EXHIBITS.

Item 9 of the Schedule 14d-9 is hereby amended and supplemented by adding the following thereto:

(e)(62)*

Amended Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against J. Michael Norris, et al., Civil Action No. 20114 filed in the Court of Chancery of the State of Delaware on February 4, 2003.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

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